

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

April 22, 2010

Via US Mail and Facsimile: (267) 464-1733

Ronald Lejman
Chief Financial Officer
Berliner Communications, Inc.
1777 Sentry Parkway West
Gywnedd Hall, Suite 302
Blue Bell, PA 19422

>    **Re:    Berliner Communications, Inc.**
>    **Revised Preliminary Information Statement on Schedule 14C**
>    **File No. 000-28579**
>    **Filed April 19, 2010**

Dear Mr. Lejman:

We have limited our review of your revised preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note that you have included in the revised information statement disclosure responsive to the requirements of Item 14 of Schedule 14A. However, it does not appear that you have included disclosure regarding Unitek that is fully responsive to Item 14(c)(2). For example, that Item, by reference to Part C of Form S-4,

requires a description of Unitek's business and a Management's Discussion and Analysis.  Please further revise your information statement to include all required information.

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    As appropriate, please revise your preliminary information statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief